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                                                                      EXHIBIT 11

                          MarkWest Hydrocarbon, Inc.
                   Computation of Earnings per Common Share
                         (000s, except per share data)
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


                                 FOR THE THREE MONTHS  FOR THE SIX MONTHS
                                    ENDED JUNE 30,       ENDED JUNE 30,
                                   1997       1996       1997      1996
                               ------------------------------------------

Net income (a)                      $  300     $  195    $4,582    $2,783

Weighted average common              8,484      7,908     8,484     7,908
   shares outstanding (a)

Earnings per common share (a)       $ 0.04     $ 0.02    $ 0.54    $ 0.35

(a) Pro forma for 1996

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